Exhibit 99.1

BloomZ Inc. Announces Pricing of $5.38 Million Initial Public Offering

TOKYO, July 23, 2024 -- BloomZ Inc. (“BloomZ” or the “Company”), today announced the pricing of its initial public offering of 1,250,000 ordinary shares (the “Ordinary Shares”) at a public offering price of $4.30 per share, for aggregate gross proceeds of $5.38 million, prior to deducting underwriting discounts and other offering expenses.

In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 187,500 Ordinary Shares at the public offering price per share, less the underwriting discount, to cover over-allotments, if any. The offering is expected to close on or about July 25, 2024, subject to satisfaction of customary closing conditions.

All of the Ordinary Shares are being offered by the Company. The Company intends to use the proceeds from the offering primarily for: (i) investment in the animation production business and acquisition of overseas copyrights, (ii) expenses for capital and business alliances and mergers and acquisitions to expand business performance, (iii) strengthening the VTuber management business system and capital investments, and (iv) working capital and general corporate purposes.

The Company has received approval to list its Ordinary Shares on the Nasdaq Capital Market, with its Ordinary Shares trading under the symbol “BLMZ”, with trading expected to begin on July 24, 2024.

Network 1 Financial Securities, Inc. (“Network 1”), a full-service broker/dealer, acted as the sole book-running manager for the offering. HeartCore Enterprises, Inc. and Spirit Advisors LLC served as financial advisors and IPO consultants for the Company. Hunter Taubman Fischer & Li LLC is acting as U.S. legal counsel to BloomZ and Loeb & Loeb LLP is acting as U.S. legal counsel to Network 1 for the offering.

A registration statement on Form F-1, as amended (File No. 333-275223), relating to the Ordinary Shares was filed with the U.S. Securities and Exchange Commission (the “SEC”) and was declared effective on July 1, 2024. This offering is being made only by means of a prospectus. A final prospectus relating to the offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. Copies of the final prospectus related to the Offering may be obtained, when available, from Network 1 Financial Securities, Inc., 2 Bridge Avenue, Suite 241, Red Bank, NJ 07701, by phone at 732-758-9001 or by email at BLMZIPO@netw1.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About BloomZ Inc.

BloomZ is a Cayman Islands holding company with an operating subsidiary, Kabushiki Kaisha BloomZ (“BloomZ Japan”), in Japan. BloomZ Japan is a Japanese audio producing and voice actor and VTuber managing company. BloomZ Japan has experienced staff who have worked on audio production for animations and video games for more than 10 years. BloomZ Japan also manages, cultivates and promotes voice actors and VTubers.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the expected gross proceeds and the closing of the offering. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks detailed in the Company’s preliminary prospectus (Registration No. 333-275223), initially filed with the SEC on October 31, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

BloomZ Investor Contact

John Yi and Steven Shinmachi

Gateway Group, Inc.

949-574-3860

Email: bloomz@gateway-grp.com